SUB-ITEM 102J
Changes in registrants certifying accountant


Nuveen Quality Income Municipal Fund, Inc.
811-06303

During the current fiscal period, the Board of Trustees of the above-referenced Fund, upon recommendation of the Audit
Committee, engaged KPMG LLP ( KPMG ) as the independent registered public accounting firm to the Fund as of August 7, 2014. On August 11, 2014, Ernst & Young LLP ( Ernst &
Young ) resigned as the independent registered public accounting firm to the Fund.

Ernst & Youngs report on the Fund for the two most recent fiscal periods ended October 31, 2013 and October 31, 2012, contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. For the fiscal periods ended October 31, 2013 and October 31, 2012 for the Fund and for the period November 1, 2013 through August 11, 2014, there were no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Funds financial statements.

The Registrant has requested that Ernst & Young furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter is filed as an exhibit hereto.